

LMFUNDING
AMERICA, INC.
NASDAQ: LMFA



Bitcoin Mining and Specialty Finance

Investor Presentation

January 2024

Forward-Looking Statements



LMFUNDING
AMERICA, INC.

This presentation may contain forward-looking statements the meaning of the Private Securities Litigation Reform Act of 1995. Words such as "anticipate," "believe," "estimate," "expect," "intend," "plan," and "project" and other similar words and expressions are intended to signify forward-looking statements. Forward-looking statements are not guarantees of future results and conditions but rather are subject to various risks and uncertainties.

Some of these risks and uncertainties are identified in the company's most recent Annual Report on Form 10-K and its other filings with the SEC, which are available at www.sec.gov. These risks and uncertainties include, without limitation, the risks of operating in the cryptocurrency mining business, the early stage of our cryptocurrency mining business and our lack of operating history in such business, the capacity of our bitcoin mining machines and our related ability to purchase power at reasonable prices, the ability to finance our cryptocurrency mining business, our ability to acquire new accounts in our specialty finance business at appropriate prices, the need for capital, our ability to hire and retain new employees, changes in governmental regulations that affect our ability to collected sufficient amounts on defaulted consumer receivables, changes in the credit or capital markets, changes in interest rates, and negative press regarding the debt collection industry. The occurrence of any of these risks and uncertainties could have a material adverse effect on our business, financial condition, and results of operations.

For additional disclosure regarding risks faced by LM Funding America, Inc., please see our public filings with the Securities and Exchange Commission, available on the Investor Relations section of our website at www.lmfunding.com and on the SEC's website at www.sec.gov.

Financial Highlights



LMFUNDING
AMERICA, INC.



○ At September 30, 2023 approximately 5,900 miners, electrified and actively mining Bitcoin, providing the Company with approximately 614 petahash of mining capacity

○ Announced Q4 cash receipt of $818 thousand from SeaStar note receivable and $1.8 million from the sale of Symbiont Assets.

○ Liquidity:
 September 30, 2023 - $2.7 million in liquidity (Cash and BTC*), working capital of $4.5 million

○ Balance sheet:
September 30, 2023 - $38.4M total assets, $0.11 million of long-term debt

○ LM Funding Equity:
  September 30, 2023 - $35.9 million with per share book value of $2.45

* BTC price $25.2K at 06-30-2023
** BTC price $16.2K at 12-31-2022

LM Funding America: Our Management





Bruce Rodgers, *Founder, Chief Executive Officer & Chairman of the Board of Directors*

- Entrepreneur developed business model and led LMFA through multiple private fundraising rounds leading to IPO in 2015
- Led LMFA through 3 subsequent public offerings and purchased and sold complimentary businesses
- Former Partner at Foley & Lardner with transaction experience in banking, shipping, energy, technology, hospitality, cannabis, and real estate development
- Former Chairman and CEO of LMF Acquisition Opportunities, Inc. (Nasdaq:LMAO now ICU)
- Director of SeaStar Medical (Nasdaq: ICU)
- B.S. Engineering from Vanderbilt University and a Juris Doctor, with honors, from the University of Florida, Lieutenant, Surface Warfare Officer, United States Navy (1985 – 1989)



Richard Russell, *Chief Financial Officer*

- Mr. Russell has broad financial skills with a focus on public companies in the healthcare, beverage, food service, transportation and logistics, T.V. Broadcast, manufacturing and office technology industries
- Former CFO of LMF Acquisition Opportunities, Inc (Nasdaq: LMAO now ICU) and Generation Income Properties (Nasdaq:GIPR)
- Director for two public companies: SeaStar Medical (Nasdaq: ICU) and Trident Brands (TDNT) and former Chairman of Hillsborough County (Florida) Internal Audit Committee
- Bachelor of Science in Accounting and a Master's in Tax Accounting from the University of Alabama, and an M.B.A. in Business Administration from the University of Tampa

Why Bitcoin?



LM FUNDING
AMERICA, INC.

"Trust(lessness)"

Bitcoin is a technology enabling decentralized transactions between parties not requiring an intermediary bank or institution.



LMFA's Bitcoin Mining Strategy



Infrastructure Light

Low Cost of Capital

- Access to lower cost of capital as a public company

Purchase Bitcoin Mining Machines direct from Manufacturers

- Wholesale purchaser of miners directly from the manufacturer
- Secure latest generation of miners at the lowest possible cost
- Mining fleet averages less than avg. 28 joules per terahash

Host Bitcoin Machines with Best-in-Class Providers

- Commodity driven
- Contract with best-in-class providers to manage power costs
- Geographic diversity to address weather and political risk

Current Bitcoin Environment



NASDAQ: LMFA

LMFUNDING AMERICA, INC.

- 2023 - FASB ASU 2023-08 approved — impairment versus mark to value
- 2023 - Bitcoin regulated by CFTC as a commodity due to decentralized structure
- 2023 - Bank financing for Bitcoin Miners non-existent
- 2024 Halving reduces mining reward from 6.25 to 3.125 BTC
- 2028 Halving reduces mining reward from 3.125 to 1.56 BTC
- Transaction fee increase must be driven by use cases
- 2024 Bitcoin ETF's approved



FASB ACCOUNTING STANDARDS UPDATE

No. 2023-08
December 2023

Intangibles—Goodwill and Other—
Crypto Assets (Subtopic 350-60)

Accounting for and Disclosure of Crypto Assets

An Amendment of the *FASB Accounting Standards Codification*®

Financial Accounting Standards Board

www.fasb.org

Halving



- Bitcoin halving is an event where the reward for mining new Bitcoin blocks is cut in half, resulting in miners receiving 50% fewer Bitcoins for verifying transactions

- Bitcoin halving occurs every 210,000 blocks which translates to approximately every 4 years

- Next halvings are estimated[1]:

  - 2024
  - 2028

- Bitcoin Halving cycle has resulted in higher highs and higher lows

- Mining machine spot prices have reached $10K per machine prior to BTC Halving and subsequent Bitcoin winters

(1) https://www.zenledger.io/blog/bitcoin-halving

The chart:



www.bitcoinstrategy.substack.com/p/bitcoin-spiral

LMFA Halving Strategy



- Infrastructure light

- Acquire S21's at 200 TH/s - most efficient miners – 17.5 joules/TH

- Flexible hosting contracts

- Minimize operational losses

- Renew hosting contracts post halving



https://crypto.com/university/what-is-bitcoin-halving

Bitcoin Operational Activities



	September 30, 2023	December 31, 2022	September 30, 2022
Bitcoin Balance	90.1	54.9	33.2

	September 30, 2023		September 30, 2022
Beginning of Year	54.9		-
Production of Bitcoin	315.4		2.2
Purchase of Bitcoin	2.0		31.0
Sale of Bitcoin	(282.0)		-
Fees	(0.2)		-
End of Period	90.1		33.2

	Three Months		Three Months
Beginning of Current Quarter	79.1		21.5
Production of Bitcoin	117.1		2.2
Purchase of Bitcoin	-		9.5
Sale of Bitcoin	(106.1)		-
Fees	-		-
End of Current Quarter	90.1		33.2

Active Machines
- Q1 – 3,700 / 378 PH
- Q2 – 5,235 / 543 PH
- Q3 – 5,950 / 614 PH

Specialty Finance & Association Collections



- The Company began in 2008 with a focus on specialty finance – providing funding to nonprofit community associations primarily located in the state of Florida

  - Offer incorporated nonprofit community associations a variety of financial products customized to each association's financial needs

  - Provide funding against delinquent accounts in exchange for a portion of the proceeds collected from the account debtors of the association

  - Business prospers in declining residential real estate market



Core EBITDA (Non-GAAP)



	Three Months Ended September 30,		Nine Months Ended September 30,	
	2023	**2022**	**2023**	**2022**
Net income (loss)	$ (4,667,856)	$ (6,722,154)	$ (17,472,808)	$ (6,173,268)
Income tax expense	-	1,311,678	-	1,311,678
Interest expense	-	-	-	-
Depreciation and amortization	1,516,873	38,617	3,487,866	43,718
Income (loss) before interest, taxes & depreciation	$ (3,150,983)	$ (5,371,859)	$ (13,984,942)	$ (4,817,872)
Unrealized loss (gain) on investment and equity securities	778,078	194,174	10,317,613	(11,034,828)
Realized gain on convertible debt securities	-	-	-	(287,778)
Impairment loss on mined digital assets	383,497	870	822,650	870
Impairment loss on Symbiont assets	750,678	-	750,678	-
Gain on adjustment of note receivable allowance	-	-	(1,052,543)	-
Stock compensation and option expense	621,827	3,648,239	2,528,852	10,944,717
Core income (loss) before interest, taxes & depreciation	$ (616,903)	$ (1,528,576)	$ (617,692)	$ (5,194,891)

Our reported results are presented in accordance with U.S. generally accepted accounting principles ("GAAP"). We also disclose Earnings before Interest, Tax, Depreciation and Amortization ("EBITDA") and Core Earnings before Interest, Tax, Depreciation and Amortization ("Core EBITDA") which adjusts for unrealized gain on investment and equity securities, unrealized gain on convertible debt securities, impairment loss on mined digital assets, impairment loss on long lived intangible assets, gain on adjustment of note receivable allowance, and stock compensation expense, all of which are non-GAAP financial measures. We believe these non-GAAP financial measures are useful to investors because they are widely accepted industry measures used by analysts and investors to compare the operating performance of bitcoin miners.

This table reconcile net loss, which we believe is the most comparable GAAP measure, to EBITDA and Core EBITDA.



Core EBITDA (Non-GAAP) – What If Scenarios

NASDAQ: LMFA

LMFUNDING AMERICA, INC.

Results dependent on BTC results

● Core Income (loss) before interest, taxes & depreciation – 3rd Qtr 2023		$ (616,903)
● Incremental Impact if BTC increases to $40,0000	$1,406,000	
● Core Income (loss) before interest, taxes & depreciation – 3rd Qtr 2023		$ 789,907
● Incremental Impact if BTC increases to $80,0000	$4,687,000	
● Core Income (loss) before interest, taxes & depreciation – 3rd Qtr 2023		$5,476,097
Incremental Impact if BTC increases to $100,0000	$2,343,000	
● Core Income (loss) before interest, taxes & depreciation – 3rd Qtr 2023		$7,819,097

Financial Highlights



LMFUNDING
AMERICA, INC.



At September 30, 2023 approximately 5,900 miners, electrified and actively mining Bitcoin, providing the Company with approximately 614 petahash of mining capacity

Announced Q4 cash receipt of $818 thousand from SeaStar note receivable and $1.8 million from the sale of Symbiont Assets.

Liquidity:
 September 30, 2023 - $2.7 million in liquidity (Cash and BTC*), working capital of $4.5 million

Balance sheet:
September 30, 2023 - $38.4M total assets, $0.11 million of long-term debt

LM Funding Equity:
 September 30, 2023 - $35.9 million with per share book value of $2.45

* BTC price $25.2K at 06-30-2023
** BTC price $16.2K at 12-31-2022

Contact Us



LM Funding Contact:

Bruce M. Rodgers, Esq.

866.235.5001

investors@LMFunding.com

www.lmfunding.com



NASDAQ: LMFA



Financial Appendix

NASDAQ: LMFA

LMFUNDING AMERICA, INC.

Financial Results – 3rd Quarter 2023



	Three Months Ended September 30,	
	2023	2022
Revenue	$ 3,419,508	$ 187,780
Operating costs and expenses	6,589,927	5,452,045
Operating loss	(3,170,419)	(5,264,265)
Other income (loss)	(1,497,437)	(146,211)
Loss before income taxes	(4,667,856)	(5,410,476)
Income tax expense	-	(1,311,678)
Net loss	(4,667,856)	(6,722,154)
Less: loss (income) attributable to non-controlling interest	250,880	59,298
Net loss attributable to LM Funding America Inc.	$ (4,416,976)	$ (6,662,856)

Financial Results – Nine Months Ended 9-30-23



	Nine Months Ended September 30,	
	2023	**2022**
Revenue	$ 8,928,676	$ 613,317
Operating costs and expenses	17,224,855	16,281,702
Operating loss	(8,296,179)	(15,668,385)
Other income (loss)	(9,176,629)	10,806,795
Loss before income taxes	(17,472,808)	(4,861,590)
Income tax expense	-	(1,311,678)
Net loss	(17,472,808)	(6,173,268)
Less: loss (income) attributable to non-controlling interest	3,120,321	(3,373,299)
Net loss attributable to LM Funding America Inc.	$ (14,352,487)	$ (9,546,567)

Summary Cashflow - Update



	Nine Months Ended September 30,		Three Months Ended September 30,	
	2023	**2022**	**2023**	**2022**
Cash Flows used in Operating Activities	$ (2,609,712)	$ (1,680,547)	$ (1,146,488)	$ (1,670,025)
Cash Flows used in Investing Activities	(640,170)	(20,588,739)	(175,599)	(5,345,181)
Cash Flows (used in) provided by Financing Activities	(519,117)	(114,688)	(56,145)	—
Net Decrease in Cash	(3,768,999)	(22,383,974)	(1,378,232)	(7,015,206)
Cash - Beginning of Year	4,238,006	32,559,185	1,847,239	17,190,417
Cash - End of Period	**$ 469,007**	**$ 10,175,211**	**$ 469,007**	**$ 10,175,211**
BTC - End of Period	$ 2,256,500	$ -	$ 2,256,500	$ -